Exhibit 99.1

Note:

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Securities identification code: 1722

November 1, 2019

To our shareholders:

Masashi Isogai

President and CEO

Misawa Homes Co., Ltd.

2-4-1 Nishi-shinjuku, Shinjuku-ku, Tokyo

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Misawa Homes Co., Ltd. (the “Company”), which will be held as described below.

If you are unable to attend the meeting in person, you may exercise your voting rights by postal mail or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders and exercise your voting rights by 6:00 p.m. on Monday, November 25, 2019, following the “Guidelines for Exercising Voting Rights” on page 2 to 3.

Meeting Details

1.	Date and Time:	Tuesday, November 26, 2019 at 10:00 a.m. (Japan Standard Time) (Reception desk opens at 9:00 a.m.)

2.	Venue:	NS Sky Conference Hall A/B 30th floor of SHINJUKU NS Building 2-4-1 Nishi-shinjuku, Shinjuku-ku, Tokyo

3.	Purpose:

Item to be resolved:

	Proposal:	Approval of Share Exchange Agreement Between the Company and Toyota Housing Corporation

4.	Arrangements in Convening the Meeting

Please refer to the “Guidelines for Exercising Voting Rights” on page 2 to 3

Guidelines for Exercising Voting Rights

You can exercise your voting rights by any of the three methods shown below.

If you intend to exercise your voting rights in a non-uniform way, please inform the Company in writing, of your intention along with the reason, at least three days prior to the date of the General Meeting of Shareholders.

By attending the General Meeting of Shareholders

Please bring the enclosed Voting Rights Exercise Form with you and submit it at the reception desk.

You are also requested to kindly bring this notice of convocation as meeting materials when you attend the meeting.

Date and time of the General Meeting of Shareholders:

Tuesday, November 26, 2019 at 10:00 a.m. (Japan Standard Time)

In writing (by postal mail)

Please indicate your vote of approval or disapproval of the proposal on the enclosed Voting Rights Exercise Form and post this form without affixing a stamp.

Deadline for exercise:

Your mail must reach us by no later than Monday, November 25, 2019 at 6:00 p.m. (Japan Standard Time)

Via the internet

Please enter your vote of approval or disapproval of the proposal in accordance with the procedures on the next page.

Deadline for exercise:

Your entry must be completed by no later than Monday, November 25, 2019 at 6:00 p.m. (Japan Standard Time)

How to Fill Out the Voting Rights Exercise Form

Please indicate your vote of approval or disapproval on the form.

Of the proposal:

-	When you approve, circle “Approve.”

-	When you disapprove, circle “Disapprove.”

-	Those other than registered shareholders are not allowed to enter the meeting venue.

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If you are unable to attend the General Meeting of Shareholders in person, you may appoint another shareholder with voting rights in the Company to attend as your proxy. Please note, however, that it is necessary to submit a document evidencing the authority of proxy. (Any proxies who are not shareholders may not enter the venue.)

Procedure for Exercising Voting Rights via the Internet

Scanning QR code

You can simply login to the website for exercising your voting rights without entering the login ID and temporary password provided on the detachable part of the Voting Rights Exercise Form.

1.	Please scan the QR code printed on the detachable part (right-hand side) of the Voting Rights Exercise Form.

*	“QR code” is a registered trademark of DENSO WAVE INCORPORATED.

2.	Indicate your vote of approval or disapproval by following the instructions on the screen.

Note that you can login to the website only once by using the QR code.

If you wish to redo your vote or exercise your voting rights without using the QR code, please refer to “Entering login ID and temporary password” below.

Entering login ID and temporary password

Website for exercising voting rights: https://evote.tr.mufg.jp/

1.	Please access the website for exercising your voting rights.

2.	Enter your “login ID” and “temporary password” provided on the Voting Rights Exercise Form.

3.	Please register a new password.

4.	Indicate your vote of approval or disapproval by following the instructions on the screen.

-	If you vote both in writing and via the internet, only the vote placed via the internet will be treated as valid.

-	If you exercise your voting rights multiple times via the internet or using both a computer and a smartphone, only your most recent vote will be treated as valid.

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While exercise of voting rights via the internet is accepted until 6:00 p.m. (Japan Standard Time) on Monday, November 25, 2019, you are cordially requested to exercise your voting rights ahead of time.

In case you need guidance in operating your computer, smartphone or mobile phone to exercise your voting rights via the internet, please contact:

Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Help Desk

0120-173-027 (Toll Free within Japan / Hours: 9:00 a.m. to 9:00 p.m.)

Reference Documents for the General Meeting of Shareholders

[Business Environment and Overview of New Initiative]

Before discussing details of the proposal, let us provide an overview of the background and rationale for submitting the proposal to the General Meeting for resolution and also provide a summary of a new initiative for the housing business.

In recent years, it has become imperative for housing manufacturers to respond to changes in the requirements of the Japanese government and needs of society, such as the tough operating environment faced by the housing industry due to factors such as long term population decline and the associated shrinking of the domestic housing market and the shift from the previous preference for newly constructed housing to a preference for existing housing stock that aims to utilize effectively existing housing through means such as using vacant houses and renovation, as well as the strengthening of environmental regulations.

Additionally, with the concepts of “home” or “town” being subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

Due to these major changes in the business environment of the housing business that the Company and Toyota Housing Corporation (“Toyota Housing”) are facing, the Toyota group came to the conclusion that it was necessary to strengthen collaboration, including a radical strengthening of capital ties between housing manufacturers, and around the middle of December 2018 began examining specific measures, including strengthening capital ties, together with Panasonic Corporation (“Panasonic”). As a result of multiple meetings with Panasonic, the necessity was recognized of establishing a new joint venture company relating to the town development business, integrating the housing businesses by placing under the joint venture company Panasonic Homes Co., Ltd. (“Panasonic Homes”), Matsumura-Gumi Corporation and Panasonic Construction Engineering Co., Ltd. (excluding certain businesses (construction work subcontracting from construction equipment distributors, etc.)), each consolidated subsidiaries of Panasonic (“Panasonic Group Subject Businesses”), as well as the Company and Toyota Housing (“Toyota Group Subject Businesses”) (the “Integration”), in order to realize the provision of services leveraging the respective strengths and characteristics of the Panasonic Group Subject Businesses and Toyota Group Subject Businesses. The Company recognizes that the Integration will enable it to fully demonstrate its strengths that have been accumulated in detached housing and urban planning, such as the compact city concept. Under the joint venture, in the housing business in which market competition is anticipated to intensify in the future, both groups will reinforce the foundation of their business through collaboration, and in the town development business which is expected to continue to grow in the future, both groups will aim to achieve growth by making use of the strengths in their respective town development business. The Company will play an integral role at the center of this new structure.

In consideration of the above, a share exchange will be implemented as part of the Integration.

The Toyota group has been proceeding with the construction of a “mobility service platform” (MSPF) (*1) while enhancing the development of “connected cars,” to realize an unrestricted, safe and comfortable mobility society for everyone, and promoting various big data initiatives to benefit both customers and society. In addition, Toyota group has also been collaborating with various domestic and overseas companies to create new mobility services.

Meanwhile, in the town development business, Panasonic group, together with various companies, has been engaged in the development of sustainable smart towns (SST)(*2) as advanced models of town development, which were successful and drew considerable attention both inside and outside Japan as examples of cutting edge town development.

It is imperative that Toyota Group Subject Businesses and Panasonic Group Subject Businesses reinforce the foundation of their housing business through collaboration, in which market competition is anticipated to intensify going forward, and we believe that fusion of the Panasonic group’s knowledge and digital technology for a sound life and the Toyota group’s mobility knowledge is essential for our initiatives to realize even more appealing town development.

Specifically, both groups are committed to realizing improvements in peoples’ lives through further growth and advancements in the town development business, which is expected to change rapidly due to the accelerating pace of advancement in IoT(*3) for home appliances, household equipment, etc., as well as the development of CASE(*4) and “MaaS(*5),” which is a new concept of providing services by connecting means of transportation, such as vehicles or public transportation, through IT, in the mobility field, and other similar services.

(*1)	“Mobility service platform” means the information infrastructure for connected cars, constructed by Toyota Motor Corporation.

(*2)	“Sustainable smart town” means a town that realizes its sustainable evolution in pursuing a better life by adopting state of the art technologies and services.

(*3)

“IoT” is an acronym that stands for “Internet of Things,” which means technologies and services to provide various electronic devices with communication functions, thereby allowing automatic control, remote operation, measuring or other various activities.

(*4)	“CASE” is an acronym that stands for “Connected,” “Autonomous,” “Shared,” and “Electric.”

(*5)

“MaaS” is an acronym that stands for “Mobility as a Service,” which means a service that realizes seamless transportation for people through the combination of public transportation, rental cars, taxis, rental bicycles and other means.

Proposal and Reference Information

Proposal: Approval of Share Exchange Agreement Between the Company and Toyota Housing Corporation

The Company resolved at the board meeting held on May 9, 2019 to conduct a share exchange in which Toyota Housing Corporation, a consolidated subsidiary of Toyota Motor Corporation (“Toyota Motor”), becomes the wholly owning parent and the Company becomes a wholly owned subsidiary of Toyota Housing (the “Share Exchange”); and the Company and Toyota Housing entered into a share exchange agreement (the “Share Exchange Agreement”) on the same day.

We accordingly request your approval of the Share Exchange Agreement.

The Share Exchange is to be conducted using the method commonly called a “triangular share exchange,” whereby the Company’s shareholders will be allotted, as consideration for the Share Exchange, shares of common stock of Toyota Motor (“Toyota Motor Shares”), Toyota Housing’s parent, instead of shares of common stock of Toyota Housing (“Toyota Housing Shares”).

Upon approval of the proposal, Toyota Housing will become the wholly-owning parent of the Company and the Company will become a wholly-owned subsidiary of Toyota Housing as of January 7, 2020 (scheduled), the effective date of the Share Exchange. Prior to the effective date of the Share Exchange (to be conducted on January 7, 2020), the shares of the Company’s common stock (“Misawa Shares”) are scheduled to be delisted from the First Section of Tokyo Stock Exchange, Inc. (“TSE”) and the First Section of Nagoya Stock Exchange, Inc. (“NSE”) as of December 30, 2019 (last day of trading: December 27, 2019).

1. Reasons for Share Exchange

Since its establishment in 1967, under its philosophy of “lifelong commitment to customers through housing” the Company has endeavored to develop its business with a focus on detached housing products emphasizing the customer’s perspective. Among other achievements, the Company is the only company in the housing industry to have won a Good Design Award for 30 consecutive years, has also won Kids Design Award for 13 consecutive years, and had no homes wholly or partially destroyed by earthquake tremors since its establishment. Since long ago, the Company has worked to expand its business from a focus on detached housing to a wider scope of corporate activity covering all aspects of people’s varied and changing lifestyle needs, and with a fundamental policy of promoting business diversification through such means as aggressive investment in stock asset related businesses(*1), the Company has been undertaking various initiatives. As a result of this, its asset utilization business, including rental housing and condominiums sales, as well as its town development business have grown strongly and the percentage of total sales contributed by its stock asset related businesses has grown to approximately 45%. The medium term management plan covering the three years from 2017 to 2019 announced in May 2017 promoted ongoing diversification initiatives, and was positioned as a three-year plan towards the sustained growth for the next 50 years and further improvement of corporate value of the Company (First Step for NEXT 50), in commemoration of the 50th anniversary in October 2017 of the founding of the Company. To that end, the Company aims to achieve further progress and continue to be capable of sustained growth in the future by creating a framework that can flexibly respond to changes in social needs such as the shrinking of the domestic housing market in connection with the decrease in population and number of households and the change from a focus on new homes to a focus on existing housing stock that aims to effectively utilize existing housing, expanding the existing asset utilization business and home remodeling business with a focus on rental housing while maintaining the size of its detached housing business, and making aggressive investments in its new town development business and its overseas business.

Ever since its parent company, Toyota Motor, entered the housing business in 1975, under the banner of “truly wanting to make Japanese homes better,” Toyota Housing has developed a lineup of detached housing products using a variety of different building techniques, and expanded its business to include such businesses as an existing housing stock business, a condominium business, a special building business and an international business. In terms of its relationship with Toyota, Toyota Housing was established in April 2003 by separating part of Toyota’s housing business division as the starting point for enhancement of the housing business, and in October 2010, Toyota conducted a company split causing Toyota Housing to succeed to the entirety of the housing business division. As a result, as the company handling the Toyota group’s housing related business, Toyota Housing offers housing incorporating the advanced technologies from each Toyota group company. In October 2018, Toyota Housing’s total quality management (TQM) initiatives were evaluated highly, and it was awarded the Deming Prize as a housing manufacturer for the first time. Toyota Housing values a lifelong relationship with its customers, and under the brand vision “Sincerely for You, Together for Life,” Toyota Housing strives to deliver peace of mind during construction, after construction, and through support, in order to help customers realize their ideal lifestyles throughout their lifetime. Peace of mind during construction means high quality through advanced technology, peace of mind after construction means the ability to guarantee the home in the long term, and peace of mind through support means the corporate strength of the Toyota group. In order to continue realizing an ideal lifestyle, Toyota Housing will promote initiatives diversifying its business in response to its customers’ needs.

Toyota Motor, Toyota Housing’s parent company, and the Company entered into a capital alliance agreement as of March 31, 2005. Based on it, Toyota Housing and the Company achieved a solid track record, through such means as joint business including joint materials purchasing and joint purchasing and sale of land. Thereafter, in order for both companies to strengthen their alliance and build an even closer relationship, on January 5, 2017 Toyota Housing made the Company a consolidated subsidiary through a tender offer for shares and a third-party allotment, and came to hold 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019 (rounded to the 2nd decimal place. Same hereinafter in calculation of shareholdings)). The aforementioned the Company medium-term management plan also lists its aim to maximize synergies with the Toyota group, including Toyota Housing, as one of its management strategies, and for each of the areas of technology and product development, design and construction, procurement, production and logistics, sales and systems, the Company is undertaking initiatives to maximize the synergies of both the Company and Toyota Housing.

In response to major changes in the business environment of the housing business that the Company and Toyota Housing are facing, Toyota Motor came to the conclusion that it was necessary to create further synergies by sharing expertise and mutual cooperation through enhancement of collaboration, including a radical strengthening of capital ties between housing manufacturers, and came to recognize the necessity of implementing the Integration after multiple meetings between Toyota Motor and Panasonic. In particular, Toyota Motor recognized the necessity of making the Company – the only listed company among the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses a wholly owned subsidiary of Toyota Housing as part of the Integration in order to make it possible to flexibly execute management strategies through rapid decision making in response to the aforementioned changes in the government’s requirements and society’s needs, and to achieve efficient growth of the housing business through the Integration from a long term, rather than short term, perspective. Consequently, around the middle of March 2019, Toyota Motor and Toyota Housing proposed the Share Exchange to the Company.

From the Company’ perspective as well, it has been carrying out initiatives such as further reinforcement of its stock asset related businesses, and proactive promotion of business diversification including the town development business and overseas business expansion, as set out in the aforementioned medium-term management plan, “First Step for NEXT 50,” in order to build a business portfolio that stops its reliance on the housing business, but under circumstances where the domestic detached housing market will contract irreversibly in the medium to long term as well, the Company recognizes the necessity of constructing new business models and creating synergies such as through thorough streamlining as further initiatives to ensure its survival and target sustained growth and evolution.

Since Toyota Motor and Toyota Housing proposed the Share Exchange, the Company has shared its understanding of the industry and the positioning of the Company, Toyota Housing, and Panasonic Homes in the industry, and has held frequent discussions regarding the role it should play in the future.

Consequently, the Company came to the understanding that becoming a wholly owned subsidiary of Toyota Housing through the Share Exchange, as well as promoting the integration of the Company, Toyota Housing, and Panasonic Homes, etc. from a capital and a business perspective by Toyota Motor and Panasonic together establishing a joint venture company (the “Joint Venture Company”) to carry out the integrated operation of the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses and thereby strengthening their business foundations, and further, after the effective date of the Share Exchange, the Company becoming a direct, wholly owned subsidiary of the Joint Venture Company, would grow the Company’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Furthermore, not only would the Share Exchange contribute to the improvement of the Company’ enterprise value, but also providing the Toyota Shares that are the consideration in the Share Exchange would also make it possible to provide shareholders with the benefits of the Integration’s synergies. Therefore, the Company made the decision to conduct the Share Exchange and the Integration because the reorganization can also be regarded as being beneficial for shareholders. The reasons for this are that the integration from a capital and a business perspective not only delivers further benefits to all related parties as a traditional detached housing business operator, but also enables a fusion of management resources, such as the wealth of technology, expertise, and development resources possessed by each company mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development business operator such as compact city style real estate development for the Company which the Company believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value.

The Company believes that becoming a wholly owned subsidiary of Toyota Housing and the Integration will create the following specific synergies:

i) Economies of scale in the housing business

The increased size of operations due to the Integration will create a group boasting a supply of approximately 17,000 houses. With housing business conducted under the management of the Joint Venture Company, the Company, Toyota Housing and Panasonic Homes will avoid any redundancy in the areas of their respective strengths, and by mutually complementing one another in their areas it will be possible in terms of sales to enhance their competitive advantages while further increasing management efficiency on a Japan wide scale.

ii) Realization of efficient growth of housing business through acceleration of the execution of management strategies

By aiming for acceleration of management strategies at each company through the Integration, we believe that Panasonic Homes’ participation will further accelerate the streamlining initiatives in the housing business currently underway with Toyota Housing, such as cost reduction and streamlining of business in back office departments through utilization of shared infrastructure as well as cost reduction through joint purchasing. Additionally, it will become possible to proactively carry out sharing of information and personnel, which, as a listed company, had to be restricted to maintain independence. We believe that this will make it possible to carry out business activities efficiently.

iii) Creation of new business models by combining real estate and technology

With the sources of value of housing changing from “location” to “the form that the town takes” and from “the building itself” to its “functions and ease of use” in association with changes in individual lifestyles and the diversification of values, we believe that the integration of management resources possessed by each company will enable the realization of town development based on the actual lifestyles of each individual resident. For example, we believe that urban design optimized for mobility services in anticipation of technological advancements such as self-driving vehicles or the provision of new services and technologies such as the provision of connected homes(*2) that are constantly being updated, will enable the creation of new “lifestyle” value for the entire town, giving the whole area high added value, and promoting enhanced competitiveness. In addition, we believe that becoming an unlisted company through the Share Exchange will enable the Company to carry out agile decision making without being distracted by how it is viewed by the stock market, and aiming to accelerate the execution of management strategies will contribute to establishment of new business models as well as expansion.

iv) Acceleration of overseas expansion

With the town development business as the starting point, in the medium to long term, it will be possible to supplement vigorous town development needs centering on Asia and other countries where there is significant population growth. We believe that there is growing demand for urban infrastructure that alleviates issues caused by urbanization, such as traffic jams, in association with the rapid growth of cities in such regions. Additionally, by becoming an unlisted company through the Share Exchange, it will become possible to flexibly leverage the track record and network that each company has cultivated thus far and also use it as a foothold to enhance the overseas town development business, without needing to worry about independence as a listed company.

(*1)	The Company has positioned its home remodeling business, its asset utilization business, and its town development business as its stock asset related businesses.

(*2)

“Connected homes” means housing incorporating IoT technology, in which home appliances and security equipment, as well as various types of mobile devices, etc. are connected to the computer network at all times.

2. Overview of Terms of the Share Exchange Agreement

The terms of the Share Exchange Agreement, which was entered into by the Company and Toyota Housing on May 9, 2019, are as shown below.

Share Exchange Agreement

Toyota Housing Corporation (“THC”) and Misawa Homes Co., Ltd. (“Misawa Homes”) entered into this Share Exchange Agreement (this “Agreement”) as follows on May 9, 2019 (the “Execution Date”). As of the Execution Date, THC is a directly owned subsidiary of Toyota Motor Corporation (address: 1 Toyota-cho, Toyota City, Aichi Prefecture; hereinafter “Toyota”) and is scheduled to become a wholly owned direct subsidiary of Toyota by the Record Time defined in Article 3, paragraph 1 of this Agreement.

Article 1 Share Exchange

THC and Misawa Homes shall conduct a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement and THC shall acquire all of the issued shares of Misawa Homes (excluding shares of Misawa Homes held by THC; hereinafter the same applies in this Agreement) through the Share Exchange so that THC will become the wholly owning parent company of Misawa Homes resulting from the Share Exchange and Misawa Homes will become the wholly owned subsidiary of THC resulting from the Share Exchange.

Article 2 Trade Names and Addresses of the Wholly Owning Parent Company Resulting from the Share Exchange and the Wholly Owned Subsidiary Resulting from the Share Exchange

The trade names and addresses of THC and Misawa Homes are as set out below.

(1)	THC (wholly owning parent company resulting from the Share Exchange)

Trade Name:	Toyota Housing Corporation

Address:	23-22 Izumi 1-chome, Higashi-ku, Nagoya City

(2)	Misawa Homes (wholly owned subsidiary resulting from the Share Exchange)

Trade Name:	Misawa Homes Co., Ltd.

Address:	4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

Article 3 Shares Delivered Upon the Share Exchange and Allotment Thereof

1.

THC shall, upon the Share Exchange, allot and deliver, in exchange for shares of Misawa Homes, shares of common stock of Toyota to Misawa Homes shareholders (excluding THC; hereinafter the “Shareholders Receiving Allotment”) as of the time immediately before the time THC acquires all issued shares of Misawa Homes (the “Record Time”) by way of the Share Exchange, at the ratio of 0.155 shares of common stock of Toyota for each share of Misawa Homes held by the Shareholders Receiving Allotment.

2.

Notwithstanding the provisions of the preceding paragraph, if the number of shares of common stock of Toyota that will be delivered to any Shareholders Receiving Allotment in accordance with the provisions of the preceding paragraph includes a fraction of less than one share, THC shall pay cash in an amount calculated by multiplying the market value of one share of common stock of Toyota by such fraction (however, fractions of a yen will be rounded up) to each such Shareholder Receiving Allotment in lieu of delivery of such fractional number of shares of common stock of Toyota. In this paragraph, the “market value” of one share of common stock of Toyota means the closing price for regular transactions of common stock of Toyota on the last trading day on the Tokyo Stock Exchange immediately preceding the Effective Date (as defined in Article 4, paragraph 1; hereinafter the same applies in this Agreement) (if there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the Effective Date)).

Article 4 Effective Date

1.

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be January 7, 2020; provided, however, that if it is necessary for the progress of the procedures for the Share Exchange or for other reasons, THC and Misawa Homes may agree to change the date upon consultation.

2.

If the scheduled effective date (scheduled on January 7, 2020) of the joint share transfer among THC, Panasonic Homes Co., Ltd., Matsumura-gumi Corporation and Panasonic Construction Engineering Co., Ltd. which is to be conducted under the Integration Agreement dated as of May 9, 2019 between Toyota and Panasonic Corporation (collectively the “Integration”) is changed by the date 10 business days before the scheduled delisting date of Misawa Homes’ stock, THC and Misawa Homes shall change the Effective Date to the new effective date of the Integration.

Article 5 Approval of General Meetings of Shareholders

1.	THC shall seek approval of this Agreement at the extraordinary general meeting of shareholders scheduled to be held around November 2019.

2.	Misawa Homes shall seek approval of this Agreement at the extraordinary general meeting of shareholders scheduled to be held around November 2019.

3.

If it is necessary for the progress of the procedures for the Share Exchange or for other reasons, THC and Misawa Homes may agree to change the date of the general meetings of shareholders set out in the preceding two paragraphs upon consultation.

Article 6 Management of the Companies’ Properties

1.

After the execution of this Agreement until the Effective Date, THC and Misawa Homes shall each execute their respective businesses as well as manage and administer their respective properties with the due care of a prudent manager, and shall each proceed with actions that may have a material impact on their own properties, rights or obligations, except for actions set out in this Agreement, upon consultation and agreement between THC and Misawa Homes in advance.

2.

After the execution of this Agreement until the Effective Date, Misawa Homes may not pay dividends of surplus other than the dividend of 25 yen per share of common stock with the dividend record date of March 31, 2019.

Article 7 Cancellation of Misawa Homes’ Treasury Shares

Misawa Homes shall cancel as of the time immediately preceding the Record Time all treasury shares that Misawa Homes will come to hold by the time immediately preceding the Record Time (including treasury shares acquired by Misawa Homes as a result of purchasing shares in response to share purchase demands by dissenting shareholders in connection with the Share Exchange) by resolution at a meeting of Misawa Homes’ board of directors that will be held no later than the day before the Effective Date.

Article 8 Acquisition of Common Stock of Toyota

Notwithstanding the provisions of Article 6, paragraph 1, THC shall, no later than the day before the Effective Date, acquire shares of common stock of Toyota (limited to those free of any security interests or other encumbrances) in a number sufficient for the total number of Toyota shares to be allotted and delivered to the shareholders of Misawa Homes pursuant to the Share Exchange under Article 3, paragraph 1.

Article 9 Amendment to the Terms and Cancellation of the Share Exchange

1.

After the execution of this Agreement until the Effective Date, if there is a material change to the financial condition or operating results of THC, Misawa Homes or Toyota, or it otherwise becomes difficult to achieve the purpose of this Agreement, THC and Misawa Homes may, upon consultation and agreement, amend the terms of the Share Exchange and other details of this Agreement, or terminate this Agreement.

2.

THC and Misawa Homes shall cancel the Share Exchange if it is decided by the date 10 business days before the scheduled delisting date of Misawa Homes’ stock that the Integration will not be conducted.

Article 10 Effect of this Agreement

This Agreement shall cease to have effect if any of the following events occurs:

(1)	Either THC or Misawa Homes is unable to obtain approval of this Agreement at a general meeting of shareholders on or before the day immediately preceding the Effective Date;

(2)

The relevant governmental agencies and other authorities do not give approvals or other authorizations necessary to conduct the Share Exchange as prescribed in laws and ordinances on or before the day immediately preceding the Effective Date; or

(3)	The Share Exchange is cancelled pursuant to the preceding Article.

Article 11 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of Japan. The Tokyo District Court shall have exclusive jurisdiction as the court of first instance with respect to any dispute arising in relation to the performance or interpretation of this Agreement.

Article 12 Consultation

If any matter that is not provided in this Agreement or any doubt regarding the terms of this Agreement arises, THC and Misawa Homes shall consult with each other in good faith and resolve such matter or doubt.

(The remainder of this page has been left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by affixing their names and seals hereto, and each has retained one (1) original hereof.

May 9, 2019

THC:

Toyota Housing Corporation

23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan

President

/s/ TADASHI YAMASHINA

(Share Exchange Agreement dated as of May 9, 2019)

Misawa Homes:

Misawa Homes Co., Ltd.

4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan

President and CEO

/s/ MASASHI ISOGAI

3. Matters Concerning the Appropriateness of Consideration for the Share Exchange

(1) Matters concerning the appropriateness of the total number and amount of consideration for the Share Exchange

i). Details of Allotment in the Share Exchange

	Toyota Motor (wholly owning parent company of Toyota Housing, which is the wholly owning parent company resulting from the share exchange)	The Company (wholly owned subsidiary resulting from the share exchange)
Allotment ratio for the Share Exchange	1	0.155
Number of shares to be delivered through the Share Exchange	Toyota Motor’s common stock: 3,269,655 shares (planned)
As of March 31, 2019, Toyota Motor holds 342,799 Toyota Housing Shares (89.25% of the 384,089 total issued shares as of March 31, 2019) and Toyota Motor’s group companies, etc. (“Group Companies, etc.”) hold 41,290 Toyota Housing Shares (10.75% of the 384,089 total issued shares as of March 31, 2019), but Toyota Motor plans to make Toyota Housing a wholly owned subsidiary by Toyota Housing acquiring treasury shares, etc. from Group Companies, etc. by the effective date of the Share Exchange.

(Note 1)	Share Allotment Ratio

0.155 Toyota Motor Shares will be allotted and delivered for each Misawa Share; provided, however, that no shares will be allotted through the Share Exchange for the 21,965,898 Misawa Shares held by Toyota Housing (as of March 31, 2019). The aforementioned share exchange ratio may be changed upon consultation among the Company, Toyota Motor and Toyota Housing if any underlying conditions regarding the basis of valuation materially changes.

(Note 2)	Number of Shares of Toyota Motor to be Delivered through the Share Exchange

Toyota Housing plans to allot and deliver 3,269,655 Toyota Motor Shares (planned) to the Company’ shareholders (excluding Toyota Housing) at the time immediately before the time Toyota Housing acquires all Misawa Shares (the “Record Time”) (excluding Misawa Shares held by Toyota Housing).

The method by which Toyota Housing will acquire the Toyota Motor Shares to be delivered through the Share Exchange is expected to be allotment of Toyota Motor Shares to Toyota Housing for a fair price by means of disposal of treasury shares by a third-party allotment after adopting a resolution at a meeting of Toyota Motor’s board of directors to be held in the future. This acquisition method will be promptly announced once it is decided.

The Company plans to cancel as of the time immediately preceding the Record Time all treasury shares held by the Company (9,716 shares as of March 31, 2019) and all treasury shares that the Company will come to hold by the time immediately before the Record Time (including shares purchased by the Company upon demand from opposing shareholders for purchase of Misawa Shares in accordance with Article 785, Paragraph 1 of the Companies Act in relation to the Share Exchange), by resolution at a meeting of the Company’ board of directors that will be held no later than the day preceding the effective date of the Share Exchange. The number of shares allotted and delivered through the Share Exchange may be revised in the future due to the Company’ cancellation of treasury shares, etc.

(Note 3)	Summary of Issuer of Shares Constituting the Consideration in the Share Exchange Please refer to “4. Matters Serving as Reference Information Regarding Consideration for the Share Exchange” below.
(Note 4)	Method of Conversion of Consideration in the Share Exchange

(1) Markets where the consideration is traded	First Section of the TSE and First Section of the NSE
(2) Trading broker	Toyota Motor’s common stock can be traded through any normal securities company
(3) Details of restrictions on assignment or other disposal of the consideration (if any)	Not applicable

(4)   If the permission, etc. of a third party is required to transfer or exercise the rights in the consideration, the name and address of such person, and any other procedures relating to obtaining such permission, etc.

Not applicable
(5) If a market price exists for the consideration, matters relating to such price

The closing price of Toyota Motor’s common stock on the last day of trading on the First Section of the TSE before the announcement date (May 9, 2019) of the Share Exchange is ¥6,759.

Please refer to the Japan Exchange group Website (https://www.jpx.co.jp/english/) or a similar resource for the latest market price, etc. of Toyota’s common stock on the First Section of the TSE.

(6) If the consideration is eligible for a refund by acquisition of treasury shares, refund of equity interest or another procedure equivalent thereto, matters relating to such method	Not applicable

(Note 5)	Treatment of Shares Constituting Less than One Unit

It is expected that some shareholders will hold shares constituting less than one unit of Toyota Motor’s stock (less than 100 shares of stock) as a result of the Share Exchange. In particular, the Company’ shareholders who hold less than 646 Misawa Shares are expected to hold shares constituting less than one unit of Toyota Motor Shares. Such shareholders will be entitled to receive dividends of Toyota Motor with a record date on or after the effective date of the Share Exchange in proportion to the number of shares held by them, but will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets. Shareholders who will hold shares constituting less than one unit of Toyota Motor Shares can utilize the share purchase system for shares constituting less than one unit in relation to Toyota Motor Shares (the system under which shareholders can request Toyota Motor to purchase their shares constituting less than one unit in accordance with Article 192, Paragraph 1 of the Companies Act.).

(Note 6)	Treatment of Fractional Shares

If the number of the shares of Toyota Motor’s common stock that will be delivered to any shareholder of the Company (excluding Toyota Housing) as a result of the Share Exchange includes a fraction of less than one share, Toyota Housing will pay cash in an amount calculated by multiplying the market value for one share of Toyota Motor’s common stock by such fraction (however, fractions of a yen will be rounded up) to each such shareholder in lieu of delivery of such fractional number of shares of Toyota Motor’s common stock.

The aforementioned “market value for one share of Toyota Motor’s common stock” means the closing price for regular transactions of Toyota Motor’s common stock on the last trading day on the TSE immediately preceding the effective date of the Share Exchange (if there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the effective date)).

ii) Basis, etc. for Valuation of the Share Exchange Ratio

(i) Basis and Reasons for the Share Exchange Ratio

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio used in the Share Exchange (“Share Exchange Ratio”) as described above in “3. (1) i) Details of Allotment in the Share Exchange,” the Company and Toyota Motor separately selected third-party valuation institutions independent from the Company, Toyota Motor and Toyota Housing to calculate the share exchange ratio. The Company selected SMBC Nikko Securities, Inc. (“SMBC Nikko”) and Toyota Motor selected Nomura Securities Co., Ltd. (“Nomura”) as their respective valuation institutions.

The Company, Toyota Motor and Toyota Housing negotiated and discussed the Share Exchange Ratio based on due diligence, etc. by Toyota Motor and the Company concerning one another, comprehensively taking into account factors such as Toyota Motor’s and the Company’ financial condition, assets and future prospects, and making reference to the valuation analysis that they received from the Company’ and Toyota Motor’s respective third-party valuation institutions. As a result of such negotiations and discussions, the Company, Toyota Motor and Toyota Housing concluded that the Share Exchange Ratio was appropriate and that such ratio would not impair the interests of their respective shareholders, and therefore concluded that it is appropriate to conduct the Share Exchange using the Share Exchange Ratio. Please note that, in accordance with the Share Exchange Agreement, the Share Exchange Ratio may be changed upon discussions among the Company, Toyota Motor and Toyota Housing if there is a material change in the various conditions on which the valuation is based.

(ii) Matters Concerning Valuation

a.	Names of Valuation Institutions and their Relationships with the Listed Company and the Other Companies

Both SMBC Nikko, which is acting as a third-party valuation institution to the Company, and Nomura, which is acting as a third-party valuation institution to Toyota, are not related parties of the

Company, Toyota Motor or Toyota Housing, are independent valuation institutions, and have no material relationship that should be stated in connection with the Share Exchange.

b.	Outline of Valuation

With regard to the Company, SMBC Nikko used for its analysis a market price analysis since the Company is listed on financial instruments exchanges and market prices exist, a comparable listed company analysis as there are several comparable listed companies for which comparison to the Company is possible, and it is possible to infer by analogy the equity value through a comparable listed company analysis, and a discounted cash flow analysis (“DCF Analysis”) in order to take into account the state of future business operations in the analysis.

In performing the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

With respect to the comparable listed company analysis, SMBC Nikko selected Sekisui House, Ltd., Iida Group Holdings Co., Ltd., Sumitomo Forestry Co., Ltd., Open House Co., Ltd., TamaHome Co., Ltd. and Sanei Architecture Planning Co., Ltd. as comparable listed companies that may be considered to have similarities with the Company, and performed its analysis using multiples of EBITDA of the enterprise value.

In the DCF Analysis, SMBC Nikko analyzed the enterprise value of the Company by discounting future cash flows, which were based on financial forecasts prepared by the Company for the period from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2023, to their present values at a set discount rate. The terminal value in the DCF Analysis was analyzed by the multiples method and the perpetual growth rate method. Specifically, SMBC Nikko applied a discount rate of 4.5%~5.6%, and 5.8~7.1 as the EBITDA multiples in the multiple method and a perpetual growth rate of -0.25%~0.25%.

SMBC Nikko used a market price analysis with respect to Toyota Motor since it is listed on financial instruments exchanges and market prices exist. In the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

The ranges for the number of shares of common stock of Toyota Motor allotted for one share of common stock of the Company using each analysis method are as follows:

Method of Analysis		Share Exchange Ratio
The Company	Toyota Motor

Market price analysis	Market price analysis	0.111~0.114
Comparable listed company analysis		0.110~0.185
DCF Analysis		0.076~0.202

In analyzing the share exchange ratio, SMBC Nikko in principle used information received from Toyota Motor and the Company as well as publicly available information as is and assumed that all such materials and information it used were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may materially affect the analysis of the share exchange ratio, without independently verifying the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised, or assessed the assets and liabilities (including contingent liabilities) of both companies, and their respective subsidiaries and affiliates, including an analysis or valuation of each individual asset or liability, and SMBC Nikko has also not requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial projections of the Company referenced in the analysis had been reasonably prepared based on the best projections and judgment then available to the management of the Company. The analysis of the share exchange ratio by SMBC Nikko reflects the information and economic conditions as of May 8, 2019. Additionally, SMBC Nikko’s analysis of the share exchange ratio is not a statement of its opinion on the fairness of the share exchange ratio in the Share Exchange.

Financial projections submitted by the Company that SMBC Nikko used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year. Additionally, such financial projections do not assume implementation of the Share Exchange.

With regard to the Company, as the Company is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Misawa Shares on the first section of the TSE on the base date). In addition, as there are several comparable listed companies for which comparison to the Company is possible, and it is possible to infer by analogy the share value through a comparable company analysis, a comparable company analysis was also used in the valuation. Furthermore, in order to take into account the state of future business operations in the valuation, a discounted cash flow analysis (“DCF Analysis”) was also used in the valuation. In the DCF Analysis, future cash flows based on financial projections assuming implementation of the Share Exchange for the period from the fiscal year ending March 31, 2020 to the fiscal year ending March 31, 2023 were discounted to the present value using a set discount rate to calculate the share value.

With regard to Toyota Motor, as Toyota Motor is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Toyota Motor Shares on the first section of the TSE on the base date).

The valuation ranges for one share of stock for Toyota Motor Shares are as follows.

Method of Analysis		Share Exchange Ratio
The Company	Toyota Motor
Average market price analysis	Average market price analysis	0.111~0.115
Comparable company analysis		0.000~0.194
DCF Analysis		0.116~0.238

In valuing the share exchange ratio, Nomura used information that was provided by Toyota Motor and the Company as well as publicly available information on the assumption that they are accurate and complete without any independent verification for accuracy and completeness. Nomura did not independently perform any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or valuation of individual assets or liabilities, nor did it request any third-party institution to make such appraisal or assessment. The valuation of the share exchange ratio by Nomura is based on information available and economic conditions as of May 7, 2019. Nomura also assumed that the financial projections of both companies had been reasonably considered or prepared based on the best projections and judgment then available to the management of both companies.

Financial projections submitted by the Company that Nomura used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.

(2) Reasons for having chosen the type of assets as consideration for the Share Exchange

The Share Exchange is a so called “triangular share exchange” in order to achieve the purpose of the Share Exchange and to provide the shareholders of the Company, which is the wholly owned subsidiary resulting from the share exchange, with the benefit of the synergies due to the Share Exchange and the Integration, and the Share Exchange allots Toyota Motor Shares (Toyota Motor is the wholly owning parent company of Toyota Housing) as consideration in the Share Exchange rather than Toyota Housing Shares.

(3) Matters taken into consideration so as not to harm the interests of shareholders

i)	Measures to Ensure Fairness

Since Toyota Housing already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019) and the Company is a consolidated subsidiary of Toyota Housing, it was determined that it is necessary to ensure fairness of the Share Exchange. Therefore, in order to ensure fairness, the following measures have been implemented:

(i)	Obtaining Valuation Report/Financial Analysis Report from Third-Party Valuation Institutions

The Company selected SMBC Nikko as a third-party valuation institution independent from Toyota Motor, Toyota Housing and the Company and obtained a financial analysis report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the financial analysis report.

Toyota Motor selected Nomura as a third-party valuation institution independent from Toyota Motor, Toyota Housing and the Company and obtained a valuation report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the valuation report. Neither Toyota Motor nor the Company has obtained an opinion from either third-party valuation institution to the effect that the Share Exchange Ratio is appropriate or fair from a financial perspective.

(ii)	Advice from Independent Law Firms

The Company appointed Hibiya Park Law Offices and Toyota Motor and Toyota Housing appointed Nagashima Ohno & Tsunematsu as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and process, etc. Hibiya Park Law Offices and Nagashima Ohno & Tsunematsu are independent of, and have no material relationship with, the Company, Toyota Motor and Toyota Housing.

ii)	Measures to Avoid Conflicts of Interest

Since Toyota Housing is the controlling shareholder of the Company that already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019), the following measures have been implemented in order to avoid conflicts of interest:

(i)	Obtaining a written opinion from a Third-Party Committee with no material relationship

In order to increase the transparency and objectivity of the Company’ examination of the share exchange, as well as to ensure the fairness of the transaction and confirm that conducting the Share Exchange will not be disadvantageous to the Company’ minority shareholders, as of March 28, 2019 the Company established a Third-Party Committee comprising members with no material relationship with the controlling shareholders, Toyota Motor and Toyota Housing (committee members: Ryota Miura, Attorney-at-Law (Miura & Partners); Shinsuke Hasegawa, Certified Public Accountant and Certified Public Tax Accountant (Hasegawa Certified Public Accountant Office); and Masakazu Iwaki, Independent Outside Director of the Company). The members of the Third-Party Committee have not changed since its establishment. In considering the Share Exchange, the Company sought the advice of the Third-Party Committee as to whether (a) the purpose of the Share Exchange was legitimate and reasonable, (b) the fairness of procedures of the Share Exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of the Company (collectively, the “Terms of Reference”).

From April 3, 2019 to April 26, 2019, the Third-Party Committee was convened five times, and received explanations of details such as the purpose of the Share Exchange, the background leading to the Share Exchange, the negotiation status of various terms and conditions of the Share Exchange, and the details of the series of procedures planned for after the Share Exchange, and held question and answer sessions regarding these points. The Third-Party Committee also received an explanation from SMBC Nikko of its approach as a third-party valuation institution regarding the share exchange ratio of the Share Exchange, and asked SMBC Nikko questions.

Additionally, the Third-Party Committee made a total of three written inquiries to Toyota Motor and Toyota Housing with respect to the Share Exchange, and confirmed their approach, current awareness and business expansion plans after the Share Exchange, and other related matters.

As a result thereof, the Company obtained a written opinion from the Third-Party Committee dated May 9, 2019 to the effect that the Share Exchange is not disadvantageous to the Company’ minority shareholders. The following is a summary of the written opinion:

a.	Whether the purpose of the Share Exchange was legitimate and reasonable

The purpose of the Share Exchange is to facilitate the survival and sustained growth and evolution of the Company and to grow the Company’ enterprise value in the long term, as well as to improve the overall enterprise value of the Toyota group and the Panasonic group, and as there are no circumstances giving rise to suspicions that the purpose is to unfairly benefit Toyota Motor and Toyota Housing by sacrificing the Company’ minority shareholders, the Third-Party Committee finds that the purpose of the Share Exchange is legitimate and reasonable.

b.	Fairness of procedures of the Share Exchange

a)	Even if the Company’ minority shareholders do not wish to continue to hold Toyota Motor Shares that are the consideration in the Share Exchange, as Toyota Motor Shares have high liquidity, such shareholders will be able to sell them on the market or utilize the share purchase system for shares constituting less than one unit and easily convert them to cash, and therefore the Third-Party Committee finds that the reasons for adopting the scheme used in the Share Exchange are reasonable.

b)

The Company appointed Hibiya Park Law Offices and Toyota Motor and Toyota Housing appointed Nagashima Ohno & Tsunematsu as their respective legal advisors for the Share Exchange, and they respectively obtained advice from a legal perspective on matters such as the method and process for the Share Exchange’s various procedures and decision making, and therefore the Third-Party Committee finds that the legality of the Share Exchange’s procedures has been ensured.

c)

The Company has taken measures to avoid conflicts of interest equivalent to those used in similar types of transactions, such as obtaining a valuation report from an independent, third-party valuation institution, and the Third-Party Committee finds that the measures to avoid conflicts of interest used when considering the Share Exchange are reasonable.

d)

The Third-Party Committee carried out the consideration and preparation of its written opinion independent from the parties to the Share Exchange and the Integration, and finds that the Company has ensured a framework to respect the opinion of the Third-Party Committee.

e)

The Company held multiple negotiations with Toyota Motor and Toyota Housing before ultimately reaching agreement on an exchange ratio of 0.155 shares of Toyota Motor’s stock for each share of the Company stock, and as such the exchange ratio is within the valuation range in the valuation report that the Company obtained from SMBC Nikko, an independent, third-party valuation institution, the Third-Party Committee finds that the negotiations on the exchange ratio for the Share Exchange were appropriate.

f)

As the draft of this press release as of May 9, 2019 complied with the TSE’s timely disclosure criteria, each party appointed their own legal advisors and carried out appropriate disclosure, and the Third-Party Committee found no matters giving rise to suspicions as to the appropriateness of the content thereof, the Third-Party Committee finds that there has been appropriate disclosure of information. Therefore, the fairness of procedures for the Share Exchange has been ensured.

c.	Legitimacy and appropriateness of the transaction terms and conditions

The Third Party Committee found that the procedures for the Share Exchange were fair, and compared to the tender offer price in the tender offer for Misawa Shares that Toyota Housing implemented from November 28, 2016 to December 26, 2016, the exchange ratio for the Share Exchange is neither an unreasonable amount nor at an unreasonable premium, and the terms and conditions other than the exchange ratio were also found to be appropriate. The Third Party Committee was also unable to find any circumstances prejudicial to the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange. Therefore, the Third Party Committee found that the transaction terms and conditions of the Share Exchange were not unjustly prejudicial to minority shareholders, and found them to be legitimate and appropriate.

d.	Whether conducting the Share Exchange would be disadvantageous to the minority shareholders of Misawa Homes

The Third-Party Committee found the purpose of the Share Exchange to be legitimate and reasonable, the fairness of procedures for the Share Exchange was ensured, and the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange were ensured. Therefore, the Third Party Committee concludes that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

(ii)	Unanimous Approval of Directors and Audit and Supervisory Board Members, other than Directors and Audit and Supervisory Board Members with a Material Relationship

As of May 9, 2019, Among the Directors of the Company, as Mr. Masashi Isogai and Mr. Hideyuki Yoshimatsu both formerly worked for Toyota Motor and Toyota Housing, as Mr. Tadashi Yamashina concurrently serves as the President of Toyota Housing, as Mr. Yuji Goto and Mr. Naoki Teramoto both concurrently serve as Directors of Toyota Housing, and as Mr. Sumio Yokota concurrently serves as Associate Director for Toyota Housing, from the perspective of avoiding conflicts of interest, they did not participate in the Company board of directors deliberation of, and resolution concerning, the Share Exchange, and did not participate in discussions and negotiations of the Share Exchange with Toyota Motor and Toyota Housing on behalf of the Company. Among the Company’ Audit and Supervisory Board Members, as Mr. Hirohiko Fukatsu concurrently serves as an Audit and Supervisory Board Member of Toyota Housing, he did not participate in the Company’ board of directors’ deliberation of the Share Exchange, and refrained from stating any opinion regarding the resolution on the Share Exchange at that same meeting of the board of directors.

The agenda proposal for the Share Exchange at the meeting of the Company’ board of directors was unanimously approved by all six directors other than those above, and both of the Audit and Supervisory Board Members other than the Audit and Supervisory Board Member above stated that they had no objections to conducting the Share Exchange.

4. Matters Serving as Reference Information Regarding Consideration for the Share Exchange

(1) Matters stipulated in the Articles of Incorporation of Toyota Motor

In accordance with relevant laws and regulations and the Articles of Incorporation of the Company, the Articles of Incorporation of Toyota Motor are made available on the Company’s corporate website on the internet (at https://www.misawa.co.jp/corporate/irinfo/shareinfo/shareholder.html).

(2) Total number of voting rights of Toyota Motor

28,706,545 rights

The above total number of voting rights includes 470,861 rights from First Series Model AA class shares.

Furthermore, the above total number is the number of voting rights of Toyota Motor as of March 31, 2019. This number of rights is expected to change during the period until the effective date of the share exchange through disposal of treasury stock, etc. by Toyota Motor.

(3) Content of Financial Statements, etc. of Toyota Motor for the most recent business year

In accordance with relevant laws and regulations and the Articles of Incorporation of the Company, the financial statements and the content of the Business Report of Toyota Motor for the most recent business year (ended March 31, 2019) are made available on the Company’s corporate website (at https://www.misawa.co.jp/corporate/irinfo/shareinfo/shareholder.html).

(4) Content of Balance Sheets of Toyota Motor for each fiscal year whose closing date falls within the past five years

Toyota Motor Corporation files an annual securities report in accordance with the provisions of Article 24, paragraph 1 of the Financial Instruments and Exchange Act. Therefore, as the pertinent information is available for each applicable fiscal year, the disclosure of that information is omitted here.

5. Matters Concerning Appropriateness of Provisions for Share Acquisition Rights Associated with the Share Exchange

Not applicable

6. Matters Concerning Financial Statements, etc.

(1) Content of Financial Statements, etc. of Toyota Housing for the most recent business year

In accordance with relevant laws and regulations and the Articles of Incorporation of the Company, the financial statements and the content of the Business Report of Toyota Housing for the most recent business year (ended March 31, 2019) are made available on the Company’s corporate website (at https://www.misawa.co.jp/corporate/irinfo/shareinfo/shareholder.html).

(2) Content of disposition of significant property, burden of major obligations, or any other event that has material impact on the status of corporate property that occurred after the last day of the most recent business year

i)	The Company

Not applicable.

ii)	Toyota Housing

Not applicable.